Exhibit (a)(5)(cxvii)

[ORACLE LOGO]	CHARLES PHILLIPS President	Corporate Headquarters 500 Oracle Parkway M/S 5opCEO Redwood Shores California 94065	phone fax	650.506.1624 650.633.3222

March 1, 2004

Dear J.D. Edwards Customer:

Since we announced our offer to acquire PeopleSoft, we have heard from customers of the former J.D. Edwards company that they would like Oracle to clarify its position on support of J.D. Edwards products should the transaction move forward. We believe that this desire for clarity has been exacerbated by PeopleSoft’s lack of transparency regarding its own plans for support of these products. We certainly understand your concerns. Let me take this opportunity to share our intentions and affirm our commitment to you as a customer, because you are a key element to the success of this pending transaction.

To be frank, we don’t know the state of affairs at PeopleSoft, and this impacts our ability to determine what commitments we can make regarding J.D. Edwards products. As you likely know, PeopleSoft’s board and executive management have refused to meet with us to discuss our proposed merger. You also know that PeopleSoft has not been publicly forthcoming with regard to its own plans for J.D. Edwards products and, despite the benefit of its own due diligence and integration activity, has not made any commitments to J.D. Edwards customers. As a result, we don’t know enough about the current status of development and support of J.D. Edwards products to give you the detailed road map that we would like to be able to provide.

One thing we do know is that we want to make you a happy customer. Oracle is prepared to bring to bear the significant resources of our much larger global support and product development organizations. As soon as we have access to the PeopleSoft development and support groups, we will work with you to determine what is important from a support and development perspective for the products you are using. This process has been initiated already, as evidenced by my presentation to the Quest user group today. We are vigorously contesting the government’s efforts to enjoin this transaction and are committed to completing the deal. Unfortunately for all of us, the longer the merger process drags out, the more difficult it becomes to complete our due diligence in order to provide you with concrete plans.

Clearly, pleasing former J.D. Edwards customers is a critical requirement for Oracle. I hope this letter helps clarify our intentions and addresses any immediate concerns you might have. I encourage you to contact us at 1.800.633.0925 (U.S. only) or to visit oracle.com/peoplesoft so we can hear from you and answer your questions.

Sincerely,

/S/    CHARLES PHILLIPS, JR.